FOURTH AMENDMENT TO THE NORTEK, INC.
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

WHEREAS, Nortek, Inc. (the "Company") adopted the Nortek, Inc. Supplemental Executive Retirement Plan (the "Plan") effective January 1, 1996; and

WHEREAS, the Plan provides that the Board may, from time to time, amend said Plan provided that such amendment does not reduce the accrued benefit of any participant.

NOW, THEREFORE, effective as of the date of this Amendment, the Plan is hereby amended and revised to read as follows:

1.   The following language should be added to the end of Section 5.3(b):

"(b). If, at the request of the Company, a Participant defers his retirement beyond his Normal Retirement Date and dies prior to his actual retirement leaving a surviving Spouse, the surviving Spouse's benefit payable for Spouse's life shall be equal to the actuarial equivalent (calculated using mortality table and interest rate set forth in Schedule D) of the retirement benefit that would have been payable to the Participant at his Normal Retirement Date."

2.   Section 5.5 entitled "Other Benefits" is hereby amended to read as follows:

"Section 5.5. Lump-Sum Payments and Other Benefits. Except as otherwise provided in Article VI, the benefit with respect to a Participant who ceases to be an Employee for any reason other than Retirement with the consent of the Company, Disability or death, may not commence prior to his Normal Retirement Date. However, at the time that a benefit would otherwise commence under this Article V, the Administrator, in its sole discretion, but only upon the written request of a Plan Participant (or Spouse as the case may be), may authorize the payment of benefits in the form of a single lump-sum payment equal to the then present value of the Participant's accrued benefit under the Plan (or the Spouse's survivor benefit under the Plan, as the case may be), as computed using the actuarial assumptions stated in Schedule D hereto.

If, at the request of the Company, a Participant defers his retirement beyond his Normal Retirement Date and dies prior to his actual retirement leaving a surviving Spouse and the Administrator, upon the written request of the surviving Spouse, authorizes the payment of the surviving Spouse's benefit in the form of a single lump-sum, the amount of the single lump-sum payment shall be equal to the lump-sum the Participant would have received if he were to retire effective the first day of the month during which the death occurred."

IN WITNESS WHEREOF, the Company has caused this Fourth Amendment to

be executed this 13th day of July, 2001.

NORTEK, INC.

By:_____